UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company

Agents’ Retirement Plan and Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company Agents’ Retirement Plan and Trust

We have audited the accompanying Statements of Net Assets Available for Benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 18, 2014

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets:
Participant directed investments – at estimated fair value (see Note 3)	$196,063,797	$185,880,230
Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	3,089,389	(2,279,395)

Net assets available for benefits	$199,153,186	$183,600,835

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013
Additions to net assets attributed to:
Contributions:
Employer	$2,436,137
Participant	783,431
Rollover	346,302

Total contributions	3,565,870

Interests and dividend income	6,878,834
Net appreciation in estimated fair value of investments (see Note 4)	18,645,404
Reallocated fees	53,543

Total additions	29,143,651

Deductions from net assets attributed to:
Benefit payments to Participants	13,591,300

Net increase in net assets	15,552,351
Net assets available for benefits:
Beginning of year	183,600,835

End of year	$199,153,186

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a money purchase pension plan sponsored by New England Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. The Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”

The Plan provides for investment options in three categories — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of a fund holding primarily shares of common stock of MetLife, Inc., an affiliate of the Company (the “MetLife Company Stock Fund”), and the NEF Stable Value Fund), and the SDB are held in trust by Great-West Trust Company, LLC, as trustee. Participants may allocate contributions to each fund. The MetLife Company Stock Fund is held in the Company’s Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Institutional Fund
Vanguard Target Retirement 2015 Fund	BlackRock Equity Dividend Institutional Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Vanguard Mid Capitalization Index Institutional Fund
Vanguard Target Retirement 2035 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2040 Fund	Loomis Sayles Small Cap Growth Institutional Fund
Vanguard Target Retirement 2045 Fund	Vanguard Total International Stock Index Institutional Fund
Vanguard Target Retirement 2050 Fund	MetLife Company Stock Fund

The Target Retirement Funds and the Individual Core Investment Funds together are referred to as the “Core Funds.” The Core Funds represent investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife (with the exception of the MetLife Company Stock Fund). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the public through many mutual fund families.

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund, nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

Participation

Full-time insurance agents of the Company and employee agents, as defined in and with such exceptions as set forth in the Plan document, who have executed an agent contract with the Company are “Participants” eligible to participate in the Plan. Participants’ eligibility begins on the first day of the month after they execute that contract.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

Contributions

Contributions consist of (i) Participant contributions and (ii) Company contributions, each as described below.

Participants can elect to contribute to the Plan through payroll deductions up to 10% of compensation, in 1% increments, on an after-tax basis, subject to certain IRC and Plan-imposed limitations.

Each year, the Company contributes to the Plan an amount equal to 5% of eligible commissions (as defined in the Plan document) earned by Participants from the sale of certain insurance products.

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s (or, if the Participant has died, the Participant’s beneficiary’s) request in connection with his or her retirement after reaching age 55 with at least 10 years of service, total disability, or death. The Participant or beneficiary may elect to receive either a lump sum, installment payments or annuity actuarially equivalent in value to the Participant’s account as of the relevant date of distribution.

For a Participant who elects installment payments or an annuity, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts.

Upon termination of employment with the Company and MetLife affiliated companies other than retirement, total disability, or death, Participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.

Participants who reach age 62 are also allowed to withdraw up to 25% of their account balance while they remain actively employed by the Company and actively participating in the Plan.

Vesting

Participant contributions are 100% vested at all times. Company contributions become fully vested at a rate of 25% per year in years two through five of employment. However, a Participant becomes fully vested in employer contributions when the Participant retires, becomes disabled as defined in the Plan, or dies. A Participant who dies during a military leave of absence is fully vested in employer contributions at death as well.

Forfeited Company Contributions

Forfeited Company contributions are attributable to Participants who terminate employment with the Company before becoming fully vested in their Company contributions. As of December 31, 2013 and 2012, the forfeitures totaled $454,561 and $415,664, respectively. These amounts have been or will be used to reduce future Company contributions. In 2013, Company contributions were reduced by $131,537 as a result of forfeitures.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

Plan Amendment

Effective June 26, 2013, the Plan was amended in light of the United States Supreme Court decision in United States v. Windsor concerning the Defense of Marriage Act. The purpose of the amendment was to clarify that a spouse shall include anyone who is legally married under the laws of any state, district or territory of or within the United States or any foreign jurisdiction.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

Payment of Benefits

Benefit payments to Participants are recognized when paid.

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2013		2012
Target Retirement Funds:
Vanguard Target Retirement Income Fund	$187,960		$208,759
Vanguard Target Retirement 2010 Fund	354,022		340,615
Vanguard Target Retirement 2015 Fund	507,130		631,029
Vanguard Target Retirement 2020 Fund	1,801,210		1,289,123
Vanguard Target Retirement 2025 Fund	1,586,944		1,255,590
Vanguard Target Retirement 2030 Fund	763,279		440,878
Vanguard Target Retirement 2035 Fund	1,000,287		899,680
Vanguard Target Retirement 2040 Fund	407,817		295,984
Vanguard Target Retirement 2045 Fund	429,262		376,407
Vanguard Target Retirement 2050 Fund	802,261		508,370

Total Target Retirement Funds	7,840,172		6,246,435

Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund**	107,176,396	*	114,112,559	*
Vanguard Total Bond Market Index — Institutional Fund	2,676,165		3,594,974
Vanguard Institutional Index Fund	21,660,587	*	17,742,281	*
BlackRock Equity Dividend Institutional Fund	10,655,238	*	9,316,728	*
Vanguard Mid Capitalization Index Institutional Fund	10,925,021	*	8,065,979
Vanguard Small Cap Index Fund	2,764,823		1,324,349
Loomis Sayles Small Cap Growth Institutional Fund	8,475,270		6,114,313
Vanguard Total International Stock Index Institutional Fund	7,782,832		7,006,879
T.Rowe Price Blue Chip Growth Fund	10,213,666	*	7,643,616

Total Individual Core Investment Funds	182,329,998		174,921,678

SDB Account	4,447,538		3,822,460
Plan’s interest in the New England Master Trust (see Note 5)	1,446,089		889,657

Total Investments	$196,063,797		$185,880,230

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2013
Mutual funds	$17,430,558
Plan’s interest in the New England Master Trust (see Note 5)	603,669
SDB Account	611,177

Net appreciation in estimated fair value of investments	$18,645,404

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. The basis for allocating the Plan’s interest in the New England Master Trust for net assets and net appreciation is the proportionate share of the Plan’s holdings within the New England Master Trust. As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the New England Master Trust was approximately 38% and 37%, respectively.

The New England Master Trust’s investments were as follows:

	As of December 31,
	2013	2012
MetLife Company Stock Fund	$3,817,342	$2,373,663
RGA Frozen Fund	23,733	17,472

Total net assets available in the New England Master Trust	$3,841,075	$2,391,135

Plan’s interest in the New England Master Trust	$1,446,089	$889,657

The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2013
MetLife Company Stock Fund	$1,613,424
RGA Frozen Fund	7,779

Net appreciation in estimated fair value of investments	$1,621,203

Plan’s share of net appreciation in estimated fair value of investments	$603,669

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

6. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund), which represent investments in publicly available mutual funds, are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The underlying assets of the New England Master Trust as of December 31, 2013 and 2012 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a fund offered in the Plan that is available exclusively to Participants, and each of which is described more fully in Note 1. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. common stock and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below. For the years ended December 31, 2013 and 2012, there were no significant transfers between levels.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$187,960	$187,960	$—	$—
Vanguard Target Retirement 2010 Fund	354,022	354,022	—	—
Vanguard Target Retirement 2015 Fund	507,130	507,130	—	—
Vanguard Target Retirement 2020 Fund	1,801,210	1,801,210	—	—
Vanguard Target Retirement 2025 Fund	1,586,944	1,586,944	—	—
Vanguard Target Retirement 2030 Fund	763,279	763,279	—	—
Vanguard Target Retirement 2035 Fund	1,000,287	1,000,287	—	—
Vanguard Target Retirement 2040 Fund	407,817	407,817	—	—
Vanguard Target Retirement 2045 Fund	429,262	429,262	—	—
Vanguard Target Retirement 2050 Fund	802,261	802,261	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index – Institutional Fund	2,676,165	2,676,165	—	—
Investments in mutual funds – equity securities:
BlackRock Equity Dividend Institutional Fund	10,655,238	10,655,238	—	—
Vanguard Institutional Index Fund	21,660,587	21,660,587	—	—
T. Rowe Price Blue Chip Growth Fund	10,213,666	10,213,666	—	—
Vanguard Mid Capitalization Index Institutional Fund	10,925,021	10,925,021	—	—
Vanguard Small Cap Index Fund	2,764,823	2,764,823	—	—
Loomis Sayles Small Cap Growth Institutional Fund	8,475,270	8,475,270	—	—
Vanguard Total International Stock Index Institutional Fund	7,782,832	7,782,832	—	—
NEF Stable Value Fund	107,176,396	—	107,176,396	—
SDB Account – mutual funds	4,447,538	4,447,538	—	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$194,617,708	$87,441,312	$107,176,396	$—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Levels)
MetLife Company Stock Fund	$3,817,342	$—	$3,817,342	$—
RGA Frozen Fund	23,733	—	23,733	—

Total Investments in the New England Master Trust	$3,841,075	$—	$3,841,075	$—

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$208,759	$208,759	$—	$—
Vanguard Target Retirement 2010 Fund	340,615	340,615	—	—
Vanguard Target Retirement 2015 Fund	631,029	631,029	—	—
Vanguard Target Retirement 2020 Fund	1,289,123	1,289,123	—	—
Vanguard Target Retirement 2025 Fund	1,255,590	1,255,590	—	—
Vanguard Target Retirement 2030 Fund	440,878	440,878	—	—
Vanguard Target Retirement 2035 Fund	899,680	899,680	—	—
Vanguard Target Retirement 2040 Fund	295,984	295,984	—	—
Vanguard Target Retirement 2045 Fund	376,407	376,407	—	—
Vanguard Target Retirement 2050 Fund	508,370	508,370	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index – Institutional Fund	3,594,974	3,594,974	—	—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – equity securities:
BlackRock Equity Dividend Institutional Fund	9,316,728	9,316,728	—	—
Vanguard Institutional Index Fund	17,742,281	17,742,281	—	—
T. Rowe Price Blue Chip Growth Fund	7,643,616	7,643,616	—	—
Vanguard Mid Capitalization Index Institutional Fund	8,065,979	8,065,979	—	—
Vanguard Small Cap Index Fund	1,324,349	1,324,349	—	—
Loomis Sayles Small Cap Growth Institutional Fund	6,114,313	6,114,313	—	—
Vanguard Total International Stock Index Institutional Fund	7,006,879	7,006,879	—	—
NEF Stable Value Fund	114,112,559	—	114,112,559	—
SDB Account – mutual funds	3,822,460	—	3,822,460	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$184,990,573	$67,055,554	$117,935,019	$—

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Levels)
MetLife Company Stock Fund	$2,373,663	$—	$2,373,663	$—
RGA Frozen Fund	17,472	—	17,472	—

Total Investments in the New England Master Trust	$2,391,135	$—	$2,391,135	$—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Continued)

7. Fully Benefit-Responsive Investments with MetLife

The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for Participants and average yield based on annualized earnings for the NEF Stable Value Fund were 4.70% and 5.10% for the years ended December 31, 2013 and 2012, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $110,265,785 and $111,833,164 as of December 31, 2013 and 2012, respectively. The estimated fair market value of these investments was $107,176,396 and $114,112,559 as of December 31, 2013 and 2012, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial plan termination or a meaningful divestiture are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan Administrator may do so at any time, the Company does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

8. Related Party Transactions

Related party transactions between the Plan and MetLife qualify as party-in-interest transactions as that term is defined under ERISA. The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $107,176,396 and $114,112,559 as of December 31, 2013 and 2012, respectively. Total investment income from the NEF Stable Value Fund was $5,099,859 for the year ended December 31, 2013.

As of December 31, 2013 and 2012, the New England Master Trust held approximately 71,000 and 72,000 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund, respectively, with a cost basis of approximately $2,900,000 and $2,300,000, respectively, of which approximately 38% and 37%, was allocable to the Plan for 2013 and 2012 respectively. During the year ended December 31, 2013, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $74,000, of which approximately 38% was allocable to the Plan.

Certain employees of the Company’s affiliates perform services for the Plan. As permitted under the Plan, certain affiliates of the Company charge the Plan for a portion of the direct expenses incurred by such affiliates for the employees who provide services for the Plan.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements - (Concluded)

9. Termination of the Plan

The Company reserves the right to amend, modify or terminate the Plan at any time. In the event of a such termination, each Participant would be fully vested in Company contributions made to the Plan and would generally have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 29, 2014 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2013.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2010.

11. Subsequent Events

The Company currently intends to “freeze” the Plan, effective December 31, 2014. In such a case, among other things, the Company would stop making further contributions to the Plan, Participants would no longer be able to make Participant Contributions, and Participants would be fully vested in Company Contributions.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Target Retirement Funds:
		Vanguard Target Retirement Income Fund	**	$187,960
		Vanguard Target Retirement 2010 Fund	**	354,022
		Vanguard Target Retirement 2015 Fund	**	507,130
		Vanguard Target Retirement 2020 Fund	**	1,801,210
		Vanguard Target Retirement 2025 Fund	**	1,586,944
		Vanguard Target Retirement 2030 Fund	**	763,279
		Vanguard Target Retirement 2035 Fund	**	1,000,287
		Vanguard Target Retirement 2040 Fund	**	407,817
		Vanguard Target Retirement 2045 Fund	**	429,262
		Vanguard Target Retirement 2050 Fund	**	802,261

		Total Target Retirement Funds		7,840,172

		Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance	NEF Stable Value Fund	**	107,176,396
		Vanguard Total Bond Market Index Institutional Fund	**	2,676,165
		BlackRock Equity Dividend Institutional Fund	**	10,655,238
		Vanguard Institutional Index Fund	**	21,660,587
		T. Rowe Price Blue Chip Growth Fund	**	10,213,666
		Vanguard Mid Capitalization Index Institutional Fund	**	10,925,021
		Vanguard Small Cap Index Fund	**	2,764,823
		Loomis Sayles Small Cap Growth Institutional Fund	**	8,475,270
		Vanguard Total International Stock Index Institutional Fund	**	7,782,832

		Total Individual Core Investment Funds		182,329,998

*	New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	**	1,446,089
		SDB Account	**	4,447,538

		Participant-directed investments		196,063,797

		Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund		3,089,389

		Net assets available for benefits		$199,153,186

*	The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**	Cost has been omitted with respect to Participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company Agents’ Retirement Plan and Trust

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 18, 2014

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm